

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

Mail Stop 5546

February 2, 2007

Via Facsimile (441) 295-3494 and US Mail

John Fredriksen
Chief Executive Officer and President
Frontline Ltd.
Par-la-Ville Place, 14 Par-la-Ville Road
Hamilton, HM 08
Bermuda

> **Re:** **Frontline Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed June 30, 2006**
> **Response Letter Dated January 11, 2007**
> **File No. 1-16601**

Dear Mr. Fredriksen:

We have reviewed your response letter and have the following comments. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

General

1. We note your response to prior comment one and the statement that your vessels have made "approximately 30 calls while on voyage charters to Iran during 2005, which would result in aggregate payments to port authorities ranging from $2.8 million to $3.3 million." Please expand your response to discuss in narrative and quantitative terms the revenues and expenses associated with charters with respect to which Frontline knows that its vessels call on Iranian ports.

2. With respect to your payments to Iranian authorities, and payments to the Iranian government by charterers in connection with charters involving your vessels, please expand your qualitative materiality analysis, including your discussion of the potential impact of your activities upon your reputation and share value, to address the possible uses of such cash or other payments by a country that is identified as a state sponsor of terrorism. Please also address the applicability to your Iran-related activities, including any direct or indirect

payments to the Iranian government, of Section 5(b) of the Iran Sanction Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR.

Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia D. Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance